                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 2)


                       ECLIPSE SURGICAL TECHNOLOGIES, INC.
                       -----------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)

                                   278848 10 4
                                   -----------
                                 (CUSIP Number)

                                December 31, 1999
                                -----------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [ ]      Rule 13d-1(b)

        [ ]      Rule 13d-1(c)

        [X]      Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 10 Pages

                                  SCHEDULE 13G

---------------------                                         ------------------
CUSIP NO. 278848 10 4                                         Page 2 of 10 Pages
---------------------                                         ------------------

--------------------------------------------------------------------------------
(1)     NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
        Douglas Murphy-Chutorian, M.D.  ###-##-####
--------------------------------------------------------------------------------
(2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
(3)     SEC USE ONLY
--------------------------------------------------------------------------------
(4)     CITIZENSHIP OR PLACE OF ORGANIZATION
        United States
--------------------------------------------------------------------------------
                              (5)     SOLE VOTING POWER
           NUMBER OF                  - 0 -
             SHARES           --------------------------------------------------
          BENEFICIALLY        (6)     SHARED VOTING POWER
            OWNED BY                  2,968,375 shares - Dr. Murphy-Chutorian
              EACH                    may be deemed to have shared power to vote
           REPORTING                  these by reason of being co-trustee of the
          PERSON WITH                 Murphy-Chutorian Family Trust UDT dated
                                      1-13-97, a revocable living trust (the
                                      "Trust") with his spouse, Leslie
                                      Murphy-Chutorian, each of whom is the
                                      beneficial owner of shares of the Trust.
                                      Mr. Murphy-Chutorian expressly disclaims
                                      beneficial ownership of these shares
                                      except to the extent of his pecuniary
                                      interest therein.
                              --------------------------------------------------
                              (7)     SOLE DISPOSITIVE POWER
                                      - 0 -
                              --------------------------------------------------
                              (8)     SHARED DISPOSITIVE POWER
                                      2,968,375 shares - Dr. Murphy-Chutorian
                                      may be deemed to have shared power to vote
                                      these by reason of being co-trustee of the
                                      Murphy-Chutorian Family Trust UDT dated
                                      1-13-97, a revocable living trust (the
                                      "Trust") with his spouse, Leslie
                                      Murphy-Chutorian, each of whom is the
                                      beneficial owner of shares of the Trust.
                                      Mr. Murphy-Chutorian expressly disclaims
                                      beneficial ownership of these shares
                                      except to the extent of his pecuniary
                                      interest therein.
--------------------------------------------------------------------------------

(9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        2,968,375 shares - Dr. Murphy-Chutorian may be deemed to have shared power to vote these by reason of being co-trustee of the Murphy-Chutorian Family Trust UDT dated 1-13-97, a revocable living trust (the "Trust") with his spouse, Leslie Murphy-Chutorian, each of whom is the beneficial owner of shares of the Trust. Mr. Murphy-Chutorian expressly disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.
--------------------------------------------------------------------------------
(10)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (See instructions)                                                 [ ]
--------------------------------------------------------------------------------
(11)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
        10.0%
--------------------------------------------------------------------------------
(12)    TYPE OF REPORTING PERSON (See instructions)
        IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

---------------------                                         ------------------
CUSIP NO. 278848 10 4                                         Page 3 of 10 Pages
---------------------                                         ------------------

--------------------------------------------------------------------------------
(1)     NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
        Leslie Murphy-Chutorian    ###-##-####
--------------------------------------------------------------------------------
(2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
(3)     SEC USE ONLY
--------------------------------------------------------------------------------
(4)     CITIZENSHIP OR PLACE OF ORGANIZATION
        Canada
--------------------------------------------------------------------------------
                              (5)     SOLE VOTING POWER
           NUMBER OF                  1,239,822
             SHARES           --------------------------------------------------
          BENEFICIALLY        (6)     SHARED VOTING POWER
            OWNED BY                  2,968,375 shares - Ms. Murphy-Chutorian
             EACH                     may be deemed to have shared power to vote
          REPORTING                   these by reason of being co-trustee of the
           PERSON                     Murphy-Chutorian Family Trust UDT dated
            WITH                      1-13-97, a revocable living trust (the
                                      "Trust") with her spouse, Douglas
                                      Murphy-Chutorian, MD, each of whom is the
                                      beneficial owner of shares of the Trust.
                                      Ms. Murphy-Chutorian expressly disclaims
                                      beneficial ownership except to the extent
                                      of her pecuniary interest therein.
                              --------------------------------------------------
                              (7)     SOLE DISPOSITIVE POWER
                                      1,239,822
                              --------------------------------------------------
                              (8)     SHARED DISPOSITIVE POWER
                                      2,968,375 shares - Ms. Murphy-Chutorian
                                      may be deemed to have shared power to vote
                                      these by reason of being co-trustee of the
                                      Murphy-Chutorian Family Trust UDT dated
                                      1-13-97, a revocable living trust (the
                                      "Trust") with her spouse, Douglas
                                      Murphy-Chutorian, MD, each of whom is the
                                      beneficial owner of shares of the Trust.
                                      Ms. Murphy-Chutorian expressly disclaims
                                      beneficial ownership except to the extent
                                      of her pecuniary interest therein.
                              --------------------------------------------------

(9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        4,208,197
--------------------------------------------------------------------------------
(10)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
        (See instructions)                                                 [ ]
--------------------------------------------------------------------------------
(11)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
        14.3%
--------------------------------------------------------------------------------
(12)    TYPE OF REPORTING PERSON (See instructions)
        IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

---------------------                                         ------------------
CUSIP NO. 278848 10 4                                         Page 4 of 10 Pages
---------------------                                         ------------------


--------------------------------------------------------------------------------
(1)     NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Murphy-Chutorian Family Trust UDT dated 1-13-97, a revocable living trust
--------------------------------------------------------------------------------
(2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
(3)     SEC USE ONLY
--------------------------------------------------------------------------------
(4)     CITIZENSHIP OR PLACE OF ORGANIZATION
        United States
--------------------------------------------------------------------------------
                              (5)     SOLE VOTING POWER
                                      - 0 -
                              --------------------------------------------------
           NUMBER OF          (6)     SHARED VOTING POWER
             SHARES                   2,968,375
          BENEFICIALLY        --------------------------------------------------
            OWNED BY          (7)     SOLE DISPOSITIVE POWER
              EACH                    - 0 -
           REPORTING          --------------------------------------------------
          PERSON WITH         (8)     SHARED DISPOSITIVE POWER
                                      2,968,375
--------------------------------------------------------------------------------

(9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        2,968,375
--------------------------------------------------------------------------------
(10)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
        (See instructions)                                                [ ]
--------------------------------------------------------------------------------
(11)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
        10.0%
--------------------------------------------------------------------------------
(12)    TYPE OF REPORTING PERSON (See instructions)
        OO
--------------------------------------------------------------------------------

        This Amendment No. 2 is filed pursuant to Rules 13d-1(d) and 13d-2(b) under the Securities Exchange Act of 1934, as amended (the "Act"), and amends the Statement on Schedule 13G filed February 14, 1997, and Amendment No. 1 thereto filed February 19, 1998, with respect to the Common Stock of Eclipse Surgical Technologies, Inc., a corporation organized under the laws of the California (the "Company"), owned by (i) Douglas Murphy-Chutorian, an individual, Leslie Murphy-Chutorian, an individual and the Murphy-Chutorian Family Trust UDT dated 1-13-97, a revocable living trust. All information contained in this Amendment No. 2 regarding beneficial ownership of shares of the Company is as of December 31, 1999.

Item 1(a): Name of Issuer

Eclipse Surgical Technologies, Inc.

Item 1(b): Address of Issuer's Principal Executive Offices

1049 Kiel Court
Sunnyvale, CA 94089

Item 2(a): Names of Persons Filing

Dr. Douglas Murphy-Chutorian

Leslie Murphy-Chutorian

The Murphy-Chutorian Family Trust UDT dated 1-13-97, a revocable trust

Item 2(b): Address of Principal Business Office or, if none, Residence

1049 Kiel Court
Sunnyvale, CA 94089

Item 2(c): Citizenship or Place of Organization

Douglas Murphy-Chutorian, M.D. = United States

Leslie Murphy-Chutorian = Canada

The Murphy-Chutorian Family Trust UDT dated 1-13-97, a revocable living trust = United States

Item 2(d): Title of Class of Securities:

Common Stock of the Company.

Item 2(e): CUSIP Number

278848 10 4

Item 3:

Not applicable.

Item 4:  Ownership

        (a) Amount Beneficially Owned: Douglas Murphy-Chutorian, M.D. = 2,968,375; Leslie Murphy-Chutorian = 4,208,197; Murphy-Chutorian Family Trust UDT dated 1-13-97, a revocable trust = 2,968,375

        (b) Percent of Class: Douglas Murphy-Chutorian, M.D. = 10.0%; Leslie Murphy-Chutorian = 14.3%; Murphy-Chutorian Family Trust UDT dated 1-13-97, a revocable living trust = 10.0%

        (c)     Number of shares as to which such person has:

                (i) sole power to vote or to direct the vote:

                Douglas Murphy-Chutorian, M.D. = 0;

                Leslie Murphy-Chutorian = 1,239,822 held as custodian for Murphy-Chutorian children; Murphy-Chutorian Family Trust UDT dated 1-13-97, a revocable living trust = 0

                (ii) shared power to vote or to direct the vote:

                Douglas Murphy-Chutorian, M.D. = may be deemed to have shared power to vote a total of 2,968,375 shares by reason of being co-trustee of the Murphy-Chutorian Family Trust UDT dated 1-13-97, a revocable living trust (the "Trust") with his spouse, Leslie Murphy-Chutorian, each of whom is the beneficial owner of shares of the Trust. Mr. Murphy-Chutorian expressly disclaims beneficial ownership of such shares, except to the extent of his own pecuniary interest therein;

                Leslie Murphy-Chutorian = 4,208,197 shares by reason of being co-trustee of the Murphy-Chutorian Family Trust UDT dated 1-13-97, a revocable living trust (the "Trust") with her spouse, Douglas Murphy-Chutorian, each of whom is the beneficial owner of shares of the Trust. Ms. Murphy-Chutorian expressly disclaims beneficial ownership of such shares, except to the extent of her own pecuniary interest therein;

                Murphy-Chutorian Family Trust UDT dated 1-13-97, a revocable living trust = 2,968,375

                (iii)   sole power to dispose or to direct the disposition of:
                Douglas Murphy-Chutorian, M.D. = 0;
                Leslie Murphy-Chutorian = 1,239,822 held as custodian for Murphy-Chutorian children;

                Murphy-Chutorian Family Trust UDT dated 1-13-97, a revocable living trust = 0

                (iv) shared power to dispose or to direct the disposition of:

                Douglas Murphy-Chutorian, M.D. = may be deemed to have shared power to vote a total of 2,968,375 shares by reason of being co-trustee of the Murphy-Chutorian Family Trust UDT dated 1-13-97, a revocable living trust (the "Trust") with his spouse, Leslie Murphy-Chutorian, each of whom is the beneficial owner of shares of the Trust. Mr. Murphy-Chutorian expressly disclaims beneficial ownership of such shares, except to the extent of his own pecuniary interest therein;

                Leslie Murphy-Chutorian = 4,208,197 shares by reason of being co-trustee of the Murphy-Chutorian Family Trust UDT dated 1-13-97, a revocable living trust (the "Trust") with her spouse, Douglas Murphy-Chutorian, each of whom is the beneficial owner of shares of the Trust. Ms. Murphy-Chutorian expressly disclaims beneficial ownership of such shares, except to the extent of her own pecuniary interest therein; Murphy-Chutorian Family Trust UDT dated 1-13-97, a revocable living trust = 2,968,375.


Item 5: Ownership of Five Percent or Less of a Class

        Not applicable.

Item 6: Ownership of More than Five Percent on Behalf of Another Person

        No person, other than the filing persons, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities subject to this Schedule 13G.

Item 7: Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

        Not applicable.

Item 8: Identification and Classification of Members of the Group

        Not applicable.

Item 9: Notice of Dissolution of Group

        Not applicable.

Item 10: Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 11, 2000


                                   /s/ Douglas Murphy-Chutorian, M.D.
                                   ---------------------------------------------
                                   Signature

                                   Douglas Murphy-Chutorian, M.D., in his
                                   individual capacity, and in his capacity as trustee of the Murphy-Chutorian Family Trust UDT dated 1-13-97, a revocable living trust

                                   ---------------------------------------------
                                   Name/Title


Date:   February 11, 2000

                                   /s/ Leslie Murphy-Chutorian
                                   ---------------------------------------------
                                   Signature

                                   Leslie Murphy-Chutorian, in her individual capacity, and in her capacity as trustee of the Murphy-Chutorian Family Trust UDT dated 1-13-97, a revocable living trust

                                   ---------------------------------------------
                                   Name/Title

We agree to file this Schedule 13G together as one filer.

Date:   February 11, 2000


                                   /s/ Douglas Murphy-Chutorian, M.D.
                                   ---------------------------------------------
                                   Signature

                                   Douglas Murphy-Chutorian, M.D. in his
                                   individual capacity, and in his capacity as trustee of the Murphy-Chutorian Family Trust UDT dated 1-13-97, a revocable living trust

                                   ---------------------------------------------
                                   Name/Title


Date:   February 11, 2000

                                   /s/ Leslie Murphy-Chutorian
                                   ---------------------------------------------
                                   Signature

                                   Leslie Murphy-Chutorian, in her individual capacity, and in her capacity as trustee of the Murphy-Chutorian Family Trust UDT dated 1-13-97, a revocable living trust


                                   --------------------------------------------
                                   Name/Title



                                      -10-